                                                                Exhibit (a)(15)
                                                                August 20, 2001

To the Stockholders of PJ America, Inc.

   PJ Acquisition Corp., an entity formed by an Investor Group consisting of several officers, directors and significant stockholders of PJ America, Inc. has extended the expiration date of the tender offer to purchase all of the outstanding shares of PJ America for $8.75 cash per share. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Daylight time on Monday August 20, 2001. The new expiration date is 5 p.m. Eastern Daylight time on Monday, August 27, 2001. As a consequence of the extension of the expiration date, PJ America stockholders may tender or withdraw their shares until 5:00 p.m., Eastern Daylight time on Monday, August 27, 2001, unless the Offer is further extended.

   PJ Acquisition Corp. has been advised by National City Bank, the depositary for the Offer, that as of 4 p.m. on Monday, August 20, 2001, PJ America stockholders had tendered and not withdrawn approximately 2,373,647 shares pursuant to the Offer. Such shares, together with shares already owned by PJ Acquisition Corp. and the Investor Group, represent approximately 95% of PJ America's outstanding shares.

   PJ Acquisition Corp. has waived the financing condition to the Offer. It expects to enter into a definitive Loan Agreement with Bank One, Kentucky, NA, on the terms set forth in the previously disclosed commitment letter.

   Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, amendments to the tender offer materials filed with the Securities and Exchange Commission, and related materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:


                Brokers and Banks Call Collect: (212) 440-9088
                   All Others Call Toll Free: (800) 223-2064